SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

525 UNIVERSITY AVENUE

PALO ALTO, CALIFORNIA 94301

TEL: (650) 470-4500

FAX: (650) 470-4570

www.skadden.com

April 25, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549-3561

Attn:	Jenifer Gallagher

Karl Hiller

Timothy S. Levenberg

Karina Dorin

Re:	Viking Holdings Ltd

Amendment No. 2 to Form F-1 Filed April 22, 2024

File No. 333-278515

On behalf of our client, Viking Holdings Ltd, a Bermuda exempted company (the “Company”), we hereby provide responses to oral comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on April 24, 2024 with respect to the above-referenced Registration Statement on Form F-1 filed with the Commission on April 22, 2024 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system, an amendment to the Registration Statement (the “Amendment”) in response to the Staff’s comments.

To facilitate the Staff’s review, we have reproduced the text of the Staff’s oral comments in bold and italics below.

Securities and Exchange Commission

April 25, 2024

Oral Comments

We note the Staff’s oral comments that were conveyed on April 24, 2024 regarding filing the executed copy of Exhibit 4.2 (Form of Third Amended and Restated Investor Rights Agreement, by and among the Company, Viking Capital Limited, CPP Investment Board PMI-3 Inc. and TPG VII Valhalla Holdings, L.P.) and the deletion of an assumption in Exhibit 5.1 (Opinion of Conyers Dill & Pearman Limited regarding the validity of the ordinary shares being registered).

The Company respectfully acknowledges the Staff’s oral comments and has filed the executed copy of the Third Amended and Restated Investor Rights Agreement as Exhibit 4.2 and filed a revised copy of the Opinion of Conyers Dill & Pearman Limited as Exhibit 5.1.

* * * * *

Securities and Exchange Commission

April 25, 2024

Please contact me at (650) 470-4540 or gregg.noel@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Gregg A. Noel

cc:	Torstein Hagen, Chief Executive Officer, Viking Holdings Ltd

Leah Talactac, Chief Financial Officer, Viking Holdings Ltd

Allison Becker, General Counsel, Viking Holdings Ltd

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

Christopher Lueking, Latham & Watkins LLP

Scott Westhoff, Latham & Watkins LLP

Jonathan Sarna, Latham & Watkins LLP